UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ZIX CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98974P100

(CUSIP Number)

James H. Greene, Jr.

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

October 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

CUSIP NO. 98974P100

1.	Names of Reporting Persons. Zephyr Holdco, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,001,538 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,001,538 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,001,538 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents 100,206 shares of Series A Convertible Preferred Stock, par value $1.00 (“Series A Preferred Stock”), of Zix Corporation (the “Issuer”) convertible into shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. True Wind Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,001,538 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,001,538 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,001,538 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 100,206 shares of Series A Preferred Stock convertible into shares of Common Stock, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. True Wind Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,001,538 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,001,538 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,001,538 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 100,206 shares of Series A Preferred Stock convertible into shares of Common Stock, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. James H. Greene, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,001,538 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,001,538 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,001,538 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 100,206 shares of Series A Preferred Stock convertible into shares of Common Stock, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,001,538 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,001,538 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,001,538 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 100,206 shares of Series A Preferred Stock convertible into shares of Common Stock, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D filed on February 22, 2019 and amended by Amendment No. 1 on June 7, 2019, Amendment No. 2 on September 12, 2019, Amendment No. 3 on January 2, 2020, Amendment No. 4 on March 25, 2020 and Amendment No. 5 on June 30, 2020 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Zix Corporation (the “Issuer”). The Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i)	Zephyr Holdco, LLC, a Delaware limited liability company (“Zephyr Holdco”),

(ii)	True Wind Capital, L.P., a Delaware limited partnership (“True Wind Capital” and, together with Zephyr Holdco, “True Wind”),

(iii)	True Wind Capital GP, LLC, a Delaware limited liability company (“True Wind Capital GP”),

(iv)	James H. Greene, Jr., a United States citizen, and

(v)	Adam H. Clammer, a United States citizen (the persons and entities listed in items (i) through (v) are collectively referred to herein as the “Reporting Persons”).

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of the Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

Zephyr Holdco holds 100,206 shares of Series A Preferred Stock as of the date hereof.

Series A Preferred Stock initially has a Stated Value of $1,000 per share, which accretes at a fixed rate of 8.0% per annum, compounded quarterly (the “Accreted Value”). Each share of Series A Preferred Stock is convertible into (i) the number of shares of Common Stock equal to the product of (A) the Accreted Value with respect to such share on the conversion date multiplied by (B) the Conversion Rate as of the applicable conversion date divided by (C) 1,000 plus (ii) cash in lieu of fractional shares. As a result of this accretion, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted will increase over time. The Conversion Rate is currently equal to 166.11 shares. The conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations. As of October 20, 2020, the 100,206 shares of Series A Preferred Stock are convertible into 19,001,538 shares of Common Stock.

All of the computations and share amounts used herein do not give effect to any future accretion on the shares of Preferred Stock. As a result of its beneficial ownership of Series A Preferred Stock, as described above, the Reporting Persons may be deemed to beneficially own an aggregate of 19,001,538 shares of Common Stock of the Issuer, which would be received upon conversion of the Series A Preferred Stock, representing in the aggregate approximately 25.0% of the issued and outstanding shares of Common Stock of the Issuer as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

The percentages of beneficial ownership in this Schedule 13D are based on (i) an assumed conversion by the Reporting Persons of 100,206 shares of Series A Preferred Stock into 19,001,538 shares of Common Stock, as of the date hereof and (ii) 57,032,787 shares of Common Stock outstanding as of August 4, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2020.

(c) None of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2020

ZEPHYR HOLDCO, LLC

By:	True Wind Capital, L.P., its manager

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

TRUE WIND CAPITAL, L.P.

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

TRUE WIND CAPITAL GP, LLC

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.

ADAM H. CLAMMER

/s/ Adam H. Clammer